EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 27, 2018, except as it relates to the adoption of revised accounting guidance pertaining to certain net periodic pension and other postretirement benefit costs, restricted cash and equivalents and certain distributions from equity method investees described in Note 2, as to which the date is June 6, 2018, relating to the consolidated financial statements of Dominion Energy, Inc. and its subsidiaries (“Dominion Energy”) included in its Current Report on Form 8-K dated June 6, 2018 and our report dated February 27, 2018, with respect to the effectiveness of internal control over financial reporting of Dominion Energy, included in its Annual Report on Form 10-K for the year ended December 31, 2017.

/s/ Deloitte & Touche LLP

Richmond, VA

July 2, 2018